DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07047007

March 1, 2007

Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/1/2007

Re: Ford Motor Company
Incoming letter dated January 5, 2007

Dear Mr. Sherry:

This is in response to your letters dated January 5, 2007, January 26, 2007, and February 6, 2007 concerning the shareholder proposal submitted to Ford by the Camilla Madden Charitable Trust, Trinity Health, and the National Ministries of the American Baptist Churches USA. We also have received letters from the Camilla Madden Charitable Trust dated January 22, 2007 and February 1, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR 0 6 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

Enclosures

cc: Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, MI 49221-1793

37996

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Camilla Madden Charitable Trust, et. al.

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2007 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 10, 2007.

The Camilla Madden Charitable Trust, Trinity Health, and the National Ministries of the American Baptist Churches USA (the "Proponents") have submitted for inclusion in the 2007 Proxy Materials a proposal that requests the Company to report on the implications of rising health care expenses and how the Company is positioning itself to address this issue without compromising the health and productivity of its workforce (see Exhibit 1; the "Proposal"). The Company proposes to omit the Proposal from its 2007 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit a proposal if it deals with a matter relating to the company's ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated:

The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight.

***

However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder to vote.

The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Company issue a report on the implications on rising health care expenses and how the Company will position itself to address this issue without compromising the health and productivity of its workforce. The Company respectfully requests the Staff's concurrence that the Proposal may be omitted from Ford's 2007 Proxy Materials.

Staff Legal Bulletin No. 14C (June 28, 2005) provides direction as to when it is appropriate for a company to request exclusion of shareholder proposals requesting reports that address certain economic and other risks. The Staff indicated that to the extent that a proposal focuses on a company engaging in an internal assessment of the risks that the company faces as a result of its operations that may adversely affect the public's health, the Staff concurs that such a proposal may be excluded pursuant to Rule 14a-8(i)(7). Additionally, the Staff has granted numerous No-Action Requests involving shareholder proposals that request companies to issue reports relating to the effect of business strategies on various aspects of society. *See Wells Fargo & Company* (February 16, 2006) (exclusion allowed where proposal requested a report on the effect of Well Fargo's business strategy of the challenges of global climate change); *Microsoft Corporation* (September 29, 2006) (exclusion allowed where proposal requested a report on the company's rationale for supporting certain public policy measures concerning regulation of the internet); and *Abbot Laboratories* (March 9, 2006) (exclusion allowed where proposal requested the board to report on the economic effects of the HIV/AIDS tuberculosis and malaria pandemics on the company's business strategy and initiatives).

The Proposal requests the same type of information requested in the examples noted above. Namely, the Proposal requests an economic analysis of how the Company will address rising health care expenses without adversely affecting the productivity of its workforce. These are ordinary risks that the Company manages on a day-to-day basis. Health care expenses have become a significant expense to the Company and it continues to study ways in which to lower such costs while not impacting the health of its workforce. Like other expenses (e.g., commodities, pension, labor, etc.), the Company attempts to manage such expenses while continuing to produce desirable products with exceptional quality at a profit. For shareholders to request a report of the Company on how it plans to manage any of these expenses would subject the Company to the type of micro-management that Rule 14a-8(i)(7) was intended to prevent.

The Proposal clearly concerns matters related to the ordinary business of the Company – reporting on Company strategy in dealing with rising health care expense. Moreover, the Staff has consistently not relied on the significant social or other policy issue exclusion in order to deny omission where proposals have requested company reports involving economic risks of certain issues. *See Wells Fargo & Company* (February 16, 2006); *Microsoft Corporation* (September 29, 2006); and *Abbot Laboratories* (March 9, 2006).

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2007 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2007 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponents are being informed of the Company's intention to omit the Proposal from its 2007 Proxy Materials by sending them a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits
cc: Margaret Weber (via Federal Express)
Catherine Rowan (via Federal Express)
Margaret Cowden (via Federal Express)

[redacted]

EXHIBIT 1

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

November 30, 2006

Alan Mulally
President and CEO
Ford Motor Company
One American Road
Dearborn, MI 48121-2798

Dear Mr. Mulally:

The challenge of providing good health benefits is increasingly burdensome for employers. We believe it is time for corporations to address the implications of rising health care expenses, and inform shareholders how it is positioning itself to address this public policy issue.

It is with this purpose that, in conjunction with Trinity Health and the National Ministries American Baptist Church, the Camilla Madden Charitable Trust hereby submits the enclosed shareholder proposal *Universal Health Care Policy* for inclusion in the 2007 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities Exchange Act of 1934. We would appreciate indication in the proxy statement that the Trust is a proponent of this resolution. A representative of the filers will attend the stockholders meeting to move the resolution as required by the SEC Rules.

We enclose verification of ownership. Together the proponents of the resolution have held over $2,000 worth of stock continuously for over a year, and will continue to hold shares in the company through the stockholders meeting.

I will serve as contact for the filers of proposal and can be reached at mweber@adriandominicans.org. We look forward to hearing from you.

Sincerely yours,

Margaret Weber

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters

Cc: Bill Ford
Daniel Rosan, ICCR

Universal Health Care Policy
Ford 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

489 words excluding title1 12706

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Margaret Weber
Camilla Madden Charitable Trust
1257 East Siena Heights Drive
Adrian, Michigan 49221

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Weber:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 30, 2006, which we received on December 1. Your letter requests that the proposal relating to the Company issuing a report on the implications of rising health care expenses (the "Proposal") be included in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. Thank you for providing evidence of share ownership with the Proposal. We call your attention to the fact that the Camilla Madden Trust's ownership of 100 shares of Ford stock is below the required $2,000 ownership level in order to be eligible to submit a shareholder proposal. Because the co-sponsors of the Proposal evidenced the requisite share ownership to submit a proposal, we do not plan to take any action with respect to the Trust's technical non-compliance with Rule 14a-8.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2007 proxy materials if we believe that other substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your continued interest in Ford.

Very truly yours,

Jerome F. Zaremba

cc: Peter J. Sherry, Jr.

December 1, 2006

Alan Mulally
President and CEO
Ford Motor Company
One American Road
Dearborn, MI 48121-2798

National Ministries
TRANSFORMING LEADERSHIP

Dear Mr. Mulally:

The National Ministries, American Baptist Churches USA is the beneficial owner of 2,500 shares of common stock in Ford Motor Company. A letter of verification of ownership is enclosed. The National Ministries, American Baptist Churches USA has held stock continuously in Ford for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

The National Ministries is a mission and discipleship organization of the American Baptist Churches. As socially responsible investors, we look at social, environmental and long-term financial considerations when investing in corporations. The issue of access to affordable healthcare is of great concern to us. In our 1975 Policy Statement on Health Care, we said that the basic goal for health care reform should be universal access to comprehensive benefits.

National Ministries
American Baptist Churches USA
P.O. Box 851
Valley Forge, PA 19482-0851

800.ABC.3USA
610.768.2000
FAX 610.768.2470
www.nationalministries.org

Incorporated as:
The American Baptist
Home Mission Society

Woman's American Baptist
Home Mission Society

With nearly 46 million Americans without health care coverage, millions more struggling to pay health insurance premiums and the rising costs of health care benefits that employers face, we believe health care reform is an issue of corporate social responsibility. We support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation.

We are aware of the economic burden that providing health benefits for employees places on American corporations. As a long-term shareholder, we believe it is in the economic interest of our company to ensure that its workforce has access to healthcare that is affordable and provided equitably. We also believe that Ford is capable of taking a leadership position in the public arena in advocating for universal, quality health care that is affordable, accessible and comprehensive.

I am authorized to notify you of the National Ministries, American Baptist Churches USA's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The primary contact for this proposal is Margaret Weber, representing the Camilla Madden Charitable Trust mweber@adriandominicans.org (517-266-3521). Catherine Rowan, corporate responsibility consultant, will represent the National Ministries, American Baptist Churches USA on this issue.

We look forward to discussing the issues addressed in this proposal at your convenience.

Sincerely,

Margaret Ann Cowden

Margaret Cowden

enc.

cc: William C. Ford, Jr. Chair of the Board

Universal Health Care Policy
Ford 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

489 words excluding title112706

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Margaret Cowden
National Ministries
American Baptist Churches USA
P.O. box 851
Valley Forge, Pennsylvania 19482

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Cowden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 1, 2006, which we received on December 5. Your letter requests that the proposal relating to the Company issuing a report on the implications of rising health care expenses (the "Proposal") be included in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. Thank you for providing evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2007 proxy materials if we believe that substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your continued interest in Ford.

Very truly yours,

Jerome F. Zaremba

cc: Margaret Weber
Peter J. Sherry, Jr.

Catherine Rowan
Corporate Responsibility Consultant

December 1, 2006

Alan Mulally
President and CEO
Ford Motor Company
One American Road
Dearborn, MI 48121-2798

Dear Mr. Mulally.

Trinity Health is the beneficial owner of over $2000 worth of shares of common stock in Ford Motor Company. Proof of ownership of common stock in Ford is enclosed. Trinity Health has continuously held stock in Ford for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We are deeply concerned about the escalating cost of health care and its impact on Ford and its employees. The U.S. Census Bureau report, "Income, Poverty, and Health Insurance Coverage in the United States: 2005", found that the number of uninsured people in the United States continues to escalate and the number of workers without employer-sponsored insurance coverage has increased.

As a faith-based institutional investor, we view our investments not only in terms of profitability, but also on how they protect the dignity of the human person and our natural environment. We support accessible, affordable and equitable health care for all, and advocate for measures to reduce the number of uninsured individuals in our nation, particularly vulnerable populations.

Ford's 2004-2005 Sustainability Report noted that "long-term, national solutions" are needed to address the health care crisis in this country. I hope that the enclosed shareholder proposal will lead to our company's taking a leadership role in advocating for universal, quality health care coverage that is affordable, accessible and comprehensive.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement n accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Trinity Health is filing this proposal along with the Camilla Madden Charitable Trust, who have also submitted this same proposal. The contact person for this resolution is Margaret Weber mweber@adriandominicans.org (517-266-3521). We look forward to discussing the issues addressed in this proposal at your earliest convenience.

Sincerely,
Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc.

cc: William C. Ford, Jr., Chair of the Board

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Universal Health Care Policy
Ford 2007

The provision of health insurance is crucial to productivity—the HR Policy Association estimates that the annual cost of reduced productivity stemming from the lack of coverage is at least $87 billion—and can be critical to attracting and retaining talented workers. Employer-based coverage is an essential part of America's health insurance system and will continue to be so for the near term.

However, the cost of employer-sponsored health plans has increased by nearly 75 percent since 2000, with premiums increasing more rapidly than either inflation or wage growth. Health insurance costs are now among the fastest-growing business expenses for American corporations. In fact, *The McKinsey Quarterly* predicted that the average Fortune 500 company could see health benefit spending equal profits as soon as 2008.

According to *Business Week*, "The biggest issue for Corporate America in 2005 and beyond is getting out from under the crushing burden of costly medical-care benefits." Soaring costs are putting upward pressure on cost structures and cutting into profits. They also make it difficult for American companies to compete in the global market place.

A study by the Manufacturers Alliance and the National Association of Manufacturers found that structural costs, of which the largest component by far is health care, add almost 23 percent to the price of doing business in the United States. Wilbur Ross, the investor responsible for restructuring Bethlehem Steel, estimated in a recent issue of *The New Yorker* that American companies are confronted with a 15 percent cost disadvantage versus firms from countries with universal health care.

Major American corporations are feeling the effects. General Motors' CEO recently lamented that, "[GM's] health care expense represents a significant disadvantage versus our foreign-based competitors. Left unaddressed, this will make a big difference in our ability to compete in investment, technology and other key contributors to our future success." GM's CEO is not alone. The *Economist* recently speculated that many American executives harbor similar sentiments and the U.S. Chamber of Commerce has identified the cost of health care as an issue affecting the ability of U.S. corporations to compete in global markets.

According to the Deloitte Center for Health Solutions, current attempts to hold down the cost of coverage are not demonstrating appreciable results. And eliminating benefits altogether is not a viable option either. According to Ford's *2004/5 Sustainability Report*, "Long-term, national solutions are needed." In the meantime, state legislatures are beginning to address health coverage. Four states have passed universal health care bills, at least eight more are under consideration and an additional seven states are studying the possibility of a universal system.

Resolved: Shareholders request that the company report (at reasonable cost and omitting proprietary information) on the implications of rising health care expenses and how it is positioning itself to address this public policy issue without compromising the health and productivity of its workforce. The report should be completed by June 30, 2007 and need not address specific benefit offerings.

489 words excluding title112706

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1988
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1037-A3 WHQ
Dearborn, Michigan 48126

December 18, 2006

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, New York 10462

Subject: Shareholder Proposal for 2007 Annual Meeting

Dear Ms. Rowan:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your letter dated December 1, 2006, which we received on December 5. Your letter requests that the proposal relating to the Company issuing a report on the implications of rising health care expenses (the "Proposal") be included in the Company's proxy materials for the 2007 Annual Meeting of Shareholders. Thank you for providing evidence of share ownership with the Proposal.

Please note that Ford reserves the right to file a No-Action Request with the Securities and Exchange Commission ("SEC") in order to exclude the Proposal from its 2007 proxy materials if we believe that substantive grounds exist to do so. If we decide to file such a letter, we will notify you in accordance with SEC rules.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at the number or address referenced above. Thank you for your continued interest in Ford.

Very truly yours,

Jerome F. Zaremba

cc: Margaret Weber
Peter J. Sherry, Jr.

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

January 22, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Ford Motor Company to omit shareholder proposal submitted by Camilla Madden Charitable Trust, Trinity Health, National Ministries of the American Baptist Churches USA.

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Camilla Madden Charitable Trust (the "Trust"), Trinity Health and the National Ministries of the American Baptist Churches USA submitted a shareholder proposal (the "Proposal") to Ford Motor Company ("Ford" or the "Company"). The Proposal asks Ford to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

By letter dated January 5, 2007, Ford stated that it intends to omit the Proposal from the proxy materials to be sent to shareholders in connection with the 2007 annual meeting of shareholders and asked for assurance that the Staff would not recommend enforcement action if it did so. Ford claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(7), as relating to Ford ordinary business operations. As we discuss more fully below, Ford has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied.

Rule 14a-8(i)(7) allows a company to exclude a proposal that "deals with a matter related to the company's ordinary business operations." Ford argues that the Proposal is excludable on ordinary business grounds. Ford relies on Staff Legal Bulletin No. 14C (June 28, 2005), which "provides direction as to when it is appropriate for a company to request exclusion of shareholder proposals requesting reports that address certain economic and other risks. The Staff indicated that to the extent that a proposal focuses on a company engaging in an internal assessment of the risks that the company faces as a result of its operations that may adversely affect public health, the Staff concurs that such a proposal may be excluded pursuant to Rule 14a-8(i)(7)."

No mention of risk

We bring to your attention that the Proposal does not once mention the word "risk," and it does not use the cost-benefit language of risk assessment. Ford nonetheless claims that the challenge mounting health care costs pose to the Company constitutes a risk, transforming the Proposal's request into a risk assessment.

The Staff Legal Bulletin relied on by Ford confines the "risk assessment" reasoning to proposals dealing with "the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health." The Proposal addresses neither of these.

Ford's logic would turn any proposal about a challenge facing a company, from sweatshop labor to employment discrimination to harmful products—all of which have been deemed permissible topics for shareholder proposals--into an excludable "risk assessment" proposal. The exception should not be permitted to swallow the rule in this manner.

Developments since SEC decision on KOHL's

Proponents believe that health care is a significant social policy issue that transcends day-to-day business matters and thus this Proposal is appropriate for a shareholder to vote. Evidence of this grows almost daily. As cited in the January 19, 2007 *Wall Street Journal,* these significant developments occurred since the SEC's decision on this proposal at KOHL's:

> ***Tuesday January 16***
> *Business Roundtable, Service Employees International Union, launched a group called "Divided We Fail." www.dividedwefail.org*
>
> ***Wednesday January 17***
> *A bipartisan group of Senators and members of the House unveiled the "Health Partnership Act" which is aimed at providing grants to states that are crafting their own health care reform plans.*
>
> ***Wednesday January 17***
> *Pennsylvania Gov. Edward Rendell became the latest governor to propose a plan to cover the state's uninsured residents. http://www.gohcr.state.pa.us/*
>
> ***Thursday January 18***
> *Families USA, the US Chamber of Commerce and America's health insurance plans announced a two-step approach to providing coverage to children and adults. www.coalitionfortheuninsured.org*
>
> ***Thursday January 18***
> *Sen. Ron Wyden (D-Oregon) introduced the Healthy Americans Act. The plan has gained endorsements from Safeway CEO Steve Burd,*

as well as SEIU President Andy Stern.

Additional Social Policy Indications

- In the 2006 mid-term elections that changed control of both the U.S. House of Representatives and U.S. Senate, voters sent a strong message that the rising cost of health care is a key issue. Voters polled by Americans for Health Care in November 2006 identified rising health care costs as their top economic concern. (http://www.americansforhealthcare.com)

- In December 2006, the Kaiser Family Foundation and Harvard School of Public Health found health care tied for second place with economic concerns in a survey of the public's policy priorities. (http://www.kff.org/kaiserpolls/pomr120806nr.cfm) The same survey identified health care as one of the three issues Americans are most interested in for the 2008 election.

- A survey by the Employee Benefit Research Institute in May and June 2006 found that 59% of respondents rated the nation's health care system as "poor" or "fair." (Christopher Lee, "Shift in Congress Puts Health Care Back on the Table," *The Washington Post* December 25, 2006)

- There are a number of Congressional initiatives related to health care and health insurance coverage. Two of the House Democrats' top "Six for '06" priorities related to health care. (See Lee, supra.)

- Three states—Maine, Massachusetts and Vermont—have enacted measures designed to provide universal coverage to their residents. Governor Arnold Schwarzenegger of California has developed a proposal that would require all state residents to obtain health insurance and would share the cost among employers, individuals, health care providers, health insurers and the government. (Tom Choreau, "Sweeping State Health Plan", *San Francisco Chronicle* (January 9, 2007)

Agreement in the business community

The cost of health care and health insurance is not only of intense interest to lawmakers and the general public; it is a particularly urgent social policy issue for U.S. companies that provide health benefits to their employees.

- General Motors CEO Rick Wagoner has quantified the burden: He estimates that $1,500 of the cost of every car GM sells is attributable to health care, a surcharge he says companies in other countries do not bear. (Ceci Connolly, "US Firms Losing Health Care Battle, GM Chairman Says," *The Washington Post* Feb. 11, 2005) In an increasingly global economy, U.S. companies' rapidly growing health care costs put them at a competitive disadvantage, given the larger role of government in providing health coverage in other countries.

- The 2006 Kaiser/Health Research and Educational Trust employer survey reported that the cost of health insurance rose 7.7% in 2006, well over the 3.5% inflation rate. According to the survey, the cost of health insurance has increased by 87% since 2000, with cost increases outpacing inflation since 1999. (http://www.kff.org/insurance/7527/index.cfm)

- In the Business Roundtable's Fourth Quarter 2006 CEO Economic Outlook Survey, over half of CEOs identified health care costs as the greatest cost pressure facing their businesses, for the fourth year in a row. (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5916BF807822B0F1ADC478122FB51711FCF50C8)

- "Our nation is facing a crisis that requires immediate attention. Working together, business, labor, government, consumer groups and health care providers can collectively solve this problem", said Safeway President and CEO Steve Burd. *Silicon Valley/San Jose Business Journal* (December 13, 2006).

- Larry Burton, the executive director of the Business Roundtable testified before the Senate Health, Education, Labor and Pensions (HELP) Committee about the need for comprehensive health care reform. "The issues of the uninsured must be tackled, and health care costs must be reduced for all Americans, for our economy and for our companies. For Business Roundtable CEOs, health care costs are the number one cost pressure they face as employers. High health care costs are affecting job creation. High health care costs are hurting our ability to compete in global markets. And, high health care costs are straining the household incomes of many Americans and forcing them to go without health care coverage altogether." (http://www.businessroundtable.org/newsroom/Document.aspx?qs=5926BF807822B0F1ADC448122FB51711FCF50C8)

In the current environment, it is difficult to imagine a more pressing social policy issue facing U.S. companies, including Ford, than the relentless growth of health care costs.

In sum, the Proposal asks Ford to report to shareholders on the implications of rapidly rising health care costs and how Ford is managing this challenge, matters shareholders can comprehend without difficulty. The situation of health care in the United States is a significant social concern, and media, business, government, labor, other organizations and individual citizens are giving greater attention to this issue. Accordingly, the Proposal does not involve Ford's ordinary business, and Ford's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to contact me at 517-266-3521 or mweber@adriandominicans.org.

Respectfully submitted,

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters

CC: Peter J. Sherry, Jr. Ford Motor
Catherine Rowan, Trinity Health
Margaret Cowden, National Ministries of the American Baptist Churches

2007 FEB -1 PM 3:

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Camilla Madden Charitable Trust, et. al.

Ladies and Gentlemen:

Reference is made to the letter dated January 22, 2007, of Ms. Margaret Weber, Representative of the Camilla Madden Charitable Trust, Trinity Health, and the National Ministries of the American Baptist Churches USA (the "Proponents") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007, regarding the Proponent's shareholder proposal requesting that Ford report on the implications of rising health care expenses and how the Company is positioning itself to address this issue without compromising the health and productivity of its workforce (the "Proposal"). The Proponents have asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

The Proponents emphasize that the Proposal "does not once mention the word 'risk,' and it does not use the cost-benefit language of risk assessment." If the Proponents' arguments are accepted, then virtually any shareholder proposal that avoids the word "risk" would withstand Rule 14a-8(i)(7) scrutiny. Such a conclusion would ignore the substance of proposals and reduce exclusion analysis to a word search of the proposal. That was not the intent of *Staff Legal Bulletin No. 14C* (June 28, 2005) and that has not been the Staff's interpretation of Rule 14a-8(i)(7) since the issuance of that bulletin. Additionally, none of the proposals contained in the No-Action Letters cited in our No-Action Request of January 5 contain the word "risk." *See Wells Fargo & Company* (February 16, 2006); *Microsoft Corporation* (September 29, 2006); and *Abbott Laboratories* (March 9, 2006). Indeed, the requests contained in the proposals in these No-Action Letters are very similar to the request contained in the Proposal.

The Proposal requests that the Company report on the implications of rising health care expenses and how it is positioning itself to address this matter. It is difficult to imagine how a meaningful report addressing the implications of rising health care costs could not be considered an analysis of risk. Discussing the implications of rising costs and how a company is positioning itself in the face of such rising costs in our view is classic cost-benefit risk analysis of the type companies engage in every day. Many of the examples in the list contained in the Proponents' January 22 letter in support of their argument that this issue is a significant social policy issue emphasize that rising health care costs are a risk to American business and our economy. Consequently, the Proponents implicitly acknowledge that a discussion of the implications of rising health care costs must include a risk analysis of how the Company plans to manage such costs. The fact that health care costs are rising makes a discussion of the issue a necessary discussion of the risks of such rising costs.

Lastly, even assuming that the issue of rising health care costs is a significant social policy issue, the Staff has nevertheless consistently granted no-action relief if the proponent requests the Company to engage in risk analysis of a significant social policy issue. Few would argue that climate change is not a significant social policy issue and yet the Staff granted no action relief in *Wells Fargo & Company* (February 16, 2006). Likewise, the HIV/AIDS pandemic is a significant social policy issue and yet no action relief was granted in *Abbott Laboratories* (March 9, 2006). We request that the Staff continue it consistent position and grant no action relief where a proposal, such as the Proposal, requests a risk analysis of the implications of a policy, even one that is arguably a significant social policy issue.

For the reasons stated above and those contained in Ford's No-Action Request of January 5, 2007, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) as relating to the ordinary business of the Company.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Margaret Weber (via Federal Express)
Catherine Rowan (via Federal Express)
Margaret Cowden (via Federal Express)

CAMILLA MADDEN
CHARITABLE TRUST

1257 East Siena Heights Drive • Adrian, Michigan 49221-1793 • (517) 266-3400

February 1, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Chief Counsel, Division of Corporation Finance

Re: Request by Ford Motor Company to omit shareholder proposal submitted by Camilla Madden Charitable Trust, Trinity Health, National Ministries of the American Baptist Churches USA.

Dear Sir/Madam,

Reference to January 26, 2007 letter of Peter Sherry, Ford Motor Company, regarding our letter of January 22, 2007. Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Camilla Madden Charitable Trust (the "Trust"), Trinity Health and the National Ministries of the American Baptist Churches USA submitted a shareholder proposal (the "Proposal") to Ford Motor Company ("Ford" or the "Company"). The Proposal asks Ford to report on the implications of rising health care expenses and how the Company is positioning itself to address this public policy issue without compromising the health and productivity of its workforce.

Correction
Regarding the No Action Letter for Abbott Laboratories (March 6, 2006) cited by Mr. Sherry: the basis of the No Action ruling was INSUFFICIENT VOTE and **not** risk analysis or ordinary business.

We reiterate that Ford has not met its burden of proving it is entitled to omit the Proposal; its request for relief should accordingly be denied. The most recent indicators of the social policy aspect of our concern:

- January 23, 2007, in the annual State of the Union, President Bush outlined an approach to increasing health care coverage;
- January 29, 2007, U.S. Health and Human Services Secretary Michael Leavitt outlined elements of this proposal to automotive leaders in Detroit, including leaders of Ford;
- Not all companies receiving this proposal have challenged at the SEC.

In sum, the Proposal asks Ford to report to shareholders on the implications of rapidly rising health care costs and how Ford is managing this challenge. The situation of health care in the United States is a significant social concern, and media, business, government, labor, other organizations and individual citizens are giving greater attention to this issue. Accordingly, the Proposal does not involve Ford's ordinary business, and Ford's request for no-action relief should be denied.

If you have any questions or need anything further, please do not hesitate to contact me at 517-266-3521 or mweber@adriandominicans.org.

Respectfully submitted,

Margaret Weber
Representative for the Camilla Madden Charitable Trust
Coordinator of Corporate Responsibility, Adrian Dominican Sisters

CC: Peter J. Sherry, Jr. Ford Motor
Catherine Rowan, Trinity Health
Margaret Cowden, National Ministries of the American Baptist Churches

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

February 6, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Camilla Madden Charitable Trust, et. al.

Ladies and Gentlemen:

Reference is made to the letters dated January 22, 2007 and February 1, 2007, of Ms. Margaret Weber, Representative of the Camilla Madden Charitable Trust, Trinity Health, and the National Ministries of the American Baptist Churches USA (the "Proponents") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 5, 2007 and our letter dated January 26, 2007, regarding the Proponent's shareholder proposal requesting that Ford report on the implications of rising health care expenses and how the Company is positioning itself to address this issue without compromising the health and productivity of its workforce (the "Proposal"). The Proponents have asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

Ford does not believe that Ms. Weber raises any new persuasive arguments that would lead to the denial of the Company's No-Action Request. Ford does not wish to take more of the Staff's time to respond point-by-point to Ms. Weber's February 1 letter, other than to point out a discrepancy. Ms. Weber claims that the Company cited a No-Action Letter of *Abbott Laboratories* dated March 6, 2006, in both the Company's No-Action Request of January 22 and its letter of February 1. A review of both letters shows that Ford did not reference such a March 6, 2006 No-Action Letter. Our reference was to a No-Action Letter of *Abbott Laboratories* dated March 9, 2006. We do not know the basis for the Staff's exclusion of a March 6, 2006, *Abbott Laboratories* No-Action Letter but we are certain that the March 9, 2006, *Abbott Laboratories* No-Action Letter that the Company cited was on the basis that the proposal submitted to that company dealt with the ordinary business of the company in violation of Rule 14a-8(i)(7). In pertinent part, the Staff stated that "[t]here appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(7), as relating to Abbott's ordinary business operations (i.e., evaluation of risk)."

We believe the arguments contained in our No-Action Request of January 5, 2007 and our letter of January 26, 2007, provide ample reasons to exclude the Proposal on the basis that it deals with matters related to the Company's ordinary business under Rule 14a-8(i)(7). We respectfully request the Staff to concur in the Company's No-Action Request of January 5, 2007.

If you have any questions, or require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Margaret Weber (via Federal Express)
Catherine Rowan (via Federal Express)
Margaret Cowden (via U.S. Post)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 5, 2007

The proposal requests that the board prepare a report examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce.

We are unable to concur in your view that Ford may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Ford may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END